SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	7
	today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a press release entitled “PLDT Upsizes Debut Bond to PHP15 Billion, lists at the PDEX”.

Exhibit 1

February 6, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Upsizes Debut Bond to PHP15 Billion, lists at the PDEX”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 6, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Upsizes Debut Bond to PHP15 Billion, lists at the PDEX”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,005 As of December 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. February 6, 2014

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT Upsizes Debut Bond to PHP15 Billion, lists at the PDEX”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

February 6, 2014

Exhibit 1

PRESSRELEASE

PLDT Upsizes Debut Bond to PHP15 Billion,
lists at the PDEX

MANILA, Philippines, February 6, 2014 – Philippine Long Distance Telephone Company (PLDT), the leading telecommunications provider in the Philippines, issued today its maiden SEC-registered peso retail bonds.   After receiving overwhelming demand from both retail and institutional investors, PLDT exercised its oversubscription option and increased the total issue size from PHP10 billion to PHP15 billion.

The bonds, which have tenors of seven and ten years, were more than twice oversubscribed.  The strong support enabled PLDT to price its bonds at the tightest end of its pricing guidance with the seven and ten year bonds priced at 5.2250% and 5.2813%, respectively, equivalent to 100 basis points over the relevant government benchmarks.

Of the PHP15 billion issue size, a total of PHP12.4 billion was allocated to the seven year tranche, and the remaining PHP2.6 billion to the ten year tranche.

“We are grateful for the support, trust and confidence that investors have shown in our maiden bond offering, which will partially finance our capital expenditures this year.  With this issuance, PLDT is better positioned to further improve our network and services to our growing customer base.” said Napoleon Nazareno, PLDT President and Chief Executive Officer.

PLDT’s inaugural bonds were rated by Credit Rating and Investors Services Philippines, Inc. as ‘AAA’ with a ‘stable’ outlook, the highest on the scale.  PLDT is rated investment grade by three international rating agencies, namely Moody’s Investors Service, Standard & Poor’s and Fitch Ratings.

Moody’s earlier said that PLDT’s local retail bond issue is credit positive as “it will help PLDT to term out its debt maturity profile and reduce foreign exchange rate risk.”

The bonds were listed at the Philippine Dealing and Exchange Corporation (PDEX) today.   The listing aims to better facilitate secondary market trading for existing and potential PLDT bond investors.

First Metro Investment Corporation acted as Issue Coordinator for the bonds, and is also a Joint Lead Underwriter and Joint Bookrunner alongside BDO Capital & Investment Corporation, BPI Capital Corporation and The Hongkong and Shanghai Banking Corporation Limited.

Also joining the Joint Lead Underwriters in distributing the bonds are China Banking Corporation, Development Bank of the Philippines, RCBC Capital Corporation and SB Capital Corporation who acted as Co-lead Underwriters, including Land Bank of the Philippines who was a Participating Underwriter in PLDT’s inaugural bonds.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com

Contact persons:

Anabelle L. Chua            Melissa V. Vergel De Dios Ramon R. Isberto
Tel. No.: 8168213 Tel. No.: 8168024 Tel. No.: 5113101
Fax No.: 8449909 Fax No.: 8107138 Fax No.: 8935174

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 6, 2014